

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2021

Thomas Dempsey
Chief Executive Officer
Saddlebrook Resorts, Inc.
5700 Saddlebrook Way
Wesley Chapel, FL 33543

> **Re: Saddlebrook Resorts, Inc.**
> **Form 10-K for the year ended December 31, 2020**
> **Filed April 28, 2021**
> **File No. 002-65481**

Dear Mr. Dempsey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2020

Item 15. Exhibits and Financial Statement Schedules

1. We note that your Section 906 certifications identify the incorrect period end as of December 31. Please amend your filing to provide corrected Section 906 certifications.

Item 9A. Controls and Procedures

2. We note you determined that a material weakness existed in your internal control over financial reporting due to the lack of sufficient financial reporting and accounting personnel, the Company's inability to segregate various accounting functions, lack of a control function over original documentation of agreements, and a lack of a documented control environment with respect to your operating entities . We also note you concluded that your disclosure controls and procedures were effective as of December 31, 2020 and March 31, 2021. Please more fully explain to us how management was able to conclude that disclosure controls and procedures were effective given that internal controls over

financial reporting are an integral part of disclosure controls and procedures. Please be reasonably detailed in your response, and explain why the material weakness you identified did not impact your disclosure controls and procedures, as defined in Exchange Act Rules 13a- 15(e) and 15d-15(e).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction